

Mail Stop 3030

August 18, 2016

Via E-Mail
John Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re: Valeritas Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2016**
> **File No. 333-212653**

Dear Mr. Timberlake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your reference in the last paragraph on page 1 to having the only FDA-cleared mechanical basal-bolus insulin delivery device. If competitors offer FDA-cleared basal-bolus insulin delivery devices, please revise your disclosure to clarify, and clarify the significance of being a "mechanical" device.

2.   If you elect to highlight your FDA clearance in your prospectus summary, please also highlight with equal prominence that the clearance is limited to adults as mentioned on page 30.

Risk Factors, page 7

We operate in a very competitive industry, page 9

3.   Please clarify why other wearable or patch insulin systems that you say are primarily marketed for Type 1 diabetes could not be marketed to your target customers. Also tell us the extent to which other wearable or patch insulin systems are used by patients with Type 2 diabetes.

If we are unable to achieve and maintain adequate levels of coverage and reimbursement, page 27

4.   We note your discussion in the third full paragraph on page 28 of the reasons that some commercial payors have declined to cover your product. Please tell us whether any material insurer's decision to name an exclusive in-network insulin pump provider have impacted coverage for your product.

We are an "emerging growth company," page 34

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

6.   Please reconcile your statement in the last paragraph of this risk factor regarding your election to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act with your statement in the first paragraph of the subsequent risk factor stating that you have "elected to take advantage of an extended transition period."

We do not have a class of our securities registered under Section 12 of the Exchange Act, page 35

7.   Please reconcile the first sentence of this risk factor with the disclosure on the facing page of your most recent Form 10-K representing to investors that your common stock is registered pursuant to Section 12(b) of the Exchange Act. Also, please reconcile your disclosure in the penultimate sentence of this risk factor regarding you not being subject to proxy rules with the disclosure in the first sentence of the penultimate paragraph on page 141.

We may be exposed to additional risks as a result of "going public," page 37

8.   Please reconcile your statement here that you do not consider the public company to have been a shell company with your statement in the carryover paragraph on pages 59–60 that Cleaner Yoga Mat, Inc. "was essentially a 'public reporting shell.'"

Any failure to maintain effective internal control, page 39

9.   Please reconcile your disclosure here regarding the December 31, 2015 conclusions related to effectiveness of your disclosure controls and procedures with the disclosure in your most recent Form 10-K.

Cautionary Note, page 40

10.   Please clarify whether the last sentence of this section is seeking to incorporate disclosure into this prospectus by reference. If you are incorporating disclosure by reference, please provide us your analysis of applicable authority supporting your conclusion that you are eligible to do so.

Selling Stockholders, page 42

11.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Cite in your response all authority on which you rely. For guidance, please see the Division of Corporation Finance's Securities Act Rules Compliance & Disclosure Interpretation 612.09 available on the Commission's website.

12.   We note your disclosure in the fourth paragraph that the affiliates of broker dealers purchased your securities in the ordinary course of business and at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, except as indicated in the footnotes. Please clarify in the footnotes or otherwise which disclosure is intended to describe such an exception. Likewise, given your disclosure in the fifth paragraph that the footnotes disclose material relationships, the footnotes should clearly address relationships like the loans mentioned on page 69.

Plan of Distribution, page 48

13.   Please revise the last paragraph of page 48 to address the requirement to file a post-effective amendment.

Classified Board; Election and Removal of Directors, page 54

14.   Please reconcile your statement here that removal of directors requires a majority shareholder vote with section 3.11 of exhibit 3.4 indicating that removal requires an affirmative vote of at least two-thirds of the voting power of outstanding shares.

Shares Eligible for Future Sale, page 55

15.   Please reconcile your statement here that none of your directors or executive officers beneficial own any of your outstanding common stock with your disclosure in the table on page 135.

Lock-up Agreements and Other Restrictions, page 55

16.   We note your disclosure regarding an 80% lock-up agreement in the carryover paragraph on the top of page 56, but your reference to clause (d) is unclear. Please revise to clarify the number of shares subject to this lock-up agreement.

Rule 701, page 56

17.   Please provide us the authority on which you rely for your statement in the first sentence regarding the applicability of Rule 701 for acquisitions before the date of the merger.

Registration Rights, page 57

18.   Please tell us when you will register for sale the securities mentioned in the first clause (d) of this section, and the dollar amount of any related damages.

Management's Discussion and Analysis, page 59

19.   We note your disclosure like on pages 2 and 8 regarding the significance of patient retention and refill rate. Please tell us the retention and refill rates as well as the extent of revenue from new customers during each period presented. Also tell us where you believe your prospectus provides investors this information.

20.   Please revise to clarify when you are presenting figures in thousands. For example, based on your disclosure on page F-27, it appears that some of the information in the table on page 61 might be in thousands.

Years Ended December 31, 2014 and 2015, page 62

21.   We note your disclosure that the increases in your 2015 revenue were due to increases in volume and, "to a lesser extent," to increases in price. Please quantify the proportion of your increased revenue attributable to volume increases versus price increases.

Liquidity and Capital Resources, page 65

22.   Provide us your analysis of (1) the likelihood of violating any remaining covenants or triggering events that would cause an expiration of forbearance, and (2) the extent that remaining covenants are restricting your financial or operating flexibility.

WCAS Capital Partners Note Payable, page 68

23.   Please tell us the status of the put option mentioned on page F-20.

Changes in Accountants on Accounting and Financial Disclosure, page 76

24.   Please revise your filing to include the disclosures required by Item 304(a) of Regulation S-K related to your election to change accounting firms during the year ended December 31, 2015 to Friedman LLP from KPMG LLP.

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 88

25.   Please tell us the criteria you used to choose which studies to highlight in your prospectus. Also tell us whether other studies reached contrary conclusions.

26.   Please tell us whether you compensated any of the third-party researchers that you name in your prospectus, such as Diabetes America named on page 89 and the University of Massachusetts named on page 93.

27.   If you are citing studies that did not generate statistically significant results, please say so clearly in your disclosure.

Diabetes America Comparative Study, page 92

28.   Please disclose the bases for your co-pay estimates and assumptions mentioned in the last paragraph on page 92.

Next-Generation V-Go's: V-Go Prefill & V-Go Link, page 95

29.   Please revise to clarify the status of the development of the V-Go Link.

Patents, page 100

30.   Please disclose when the patent mentioned in the third bullet point expires.

Directors, Executive Officers, Promoters and Control Persons, page 110

31.   Please revise to clarify the business experience of Mr. Devlin since September 2014 and the duration of Mr. Roberts's tenure as Chief Executive Officer of Insulet Corporation.

Employment Agreements, page 122

32.   Please disclose the actual amounts paid or to be paid in connection with the resignation mentioned in the second paragraph of this section. File related agreements as exhibits to this registration statement.

March 2015 Employment Agreements, page 123

33.   Please reconcile your disclosure here regarding Mr. Timberlake's employment agreement with exhibit 10.24. Also, if Mr. Timberlake's role is Interim Chief Executive Officer, please revise your prospectus disclosure to clarify.

Potential Payment Upon a Change in Control, page 124

34.   Please tell us whether this offering could cause a change in control as contemplated by the employment agreements. Also tell us whether the merger or related transactions caused a change in control as defined in the agreements.

Certain Relationships, page 131

35.   Please disclose in an appropriate section of your document each material amendment to the related party loans, including the reasons for the amendments. Also address in your related-party transaction disclosure, if applicable, the warrant transactions mentioned in the first paragraph on page F-19, and the common stock transactions disclosed in the last paragraph on page F-22 and the second paragraph on page F-23.

Note 9. Stockholders' Deficit, page F-22

36.   We note from your most recent Form 10-Q that you issued approximately 1.8 million stock options during the six months ended June 30, 2016. Please revise future filings, including any amendments to your Form S-1 filed July 22, 2016, to disclose how you determined the significant assumptions used in the Black-Scholes option pricing model to estimate the fair value of the share-based compensation issued. Refer to ASC 718-10-50-2(f).

Unaudited Pro Forma Condensed Combined Financial Statements, page F-57

37.   We note your references to the "Form 8-K/A" in the fourth and fifth bullet points on this page. Please tell us what Form 8-K/A you are referring to or revise accordingly.

Exhibits

38.   Please file as exhibits the distribution agreements mentioned in the first full paragraph on page 98, the January 29, 2016 Third Amended and Restated Voting Agreement mentioned in the third full paragraph on page 112, and the indemnification agreements that your disclosure in the second paragraph on page 116 represents are filed as exhibits.

39.   Please file the final, complete exhibit 10.1 without the blanks and missing attachments currently in exhibit 10.1. Also file (1) the complete credit agreements, including all schedules and exhibits, and (2) the amendments to exhibit 10.23.

40.   Please clarify the purpose of exhibit 3.1 given that exhibit 3.2 indicates that it is your restated certificate of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Emilio Ragosa
        Morgan, Lewis & Bockius LLP